Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Corus Entertainment announces proposed two-for-one stock split

    TORONTO, Oct. 25 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that it plans to implement a two-for-one stock split for its issued and outstanding Class A Participating Shares and Class B Non-Voting
Participating Shares. The stock split, which has been approved by Corus' Board of Directors, must be approved by shareholders at a special meeting of Corus'
shareholders scheduled to be held in Calgary, Alberta on January 9, 2008 and is subject to regulatory approval and the filing of articles of amendment.
Following approval by shareholders, the effective date of the stock split is expected to be February 1, 2008.

    There were 1,722,929 Class A Voting Shares outstanding and 40,235,695
Class B Non-Voting Shares outstanding on September 30, 2007.

    Corus Entertainment Inc. reports in Canadian dollars.

    About Corus Entertainment Inc.

    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    %SEDAR: 00013131EF          %CIK: 0001100868

    /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 11:45e 25-OCT-07